UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This Amendment No. 1 to Current Report on Form 6-K/A is being filed to amend the Current Report on Form 6-K of Antelope Enterprise Holdings Ltd. filed on February 20, 2025 in order to correct an inadvertent date error in the 6-K thereto relating to the date of the letter of ARK PRO CPA & Co regarding change in independent registered public accounting firm.

CHANGES IN REGISTRANTS’ CERTIFYING ACCOUNTANT

(a) Dismissal of Certifying Accountant

Effective February 17, 2025, Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”) dismissed its independent auditors, ARK PRO CPA & Co. (“ARK”), which action was approved by the Company’s Board of Directors on February 17, 2025.

ARK was engaged by the Company on July 27, 2023 and rendered a report on the Company’s financial statements for the year ended December 31, 2023. For the year ended December 31, 2023 and through the date of this report, ARK has neither provided any adverse opinion or qualifications on our financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to ARK’s satisfaction, would have caused ARK to make reference to the subject matter of the disagreement in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within period of the engagement of ARK up to the date of dismissal.

ARK has provided a letter to us, dated February 20, 2025 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) Engagement of New Certifying Accountant

On February 17, 2025, we engaged AssentSure PAC (“AssentSure”) as our independent auditors for the fiscal year ended December 31, 2024.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with AssentSure with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of ARK PRO CPA & Co. dated February 20, 2025, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2025	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer